MobCraft Beer Investor Deck

Summer 2021



TURNING IDEAS
+ H2O
MOB CRAFT® beer
HOT WORT
COOL WORT
OR
CO2
OR
INTO BEER

The Project

At MobCraft We Turn Ideas Into Beer

- Ideas are submitted by the crowd
- An algorithm names the top 8 most popular Ideas
- Customers vote by placing a preorder
- Beer is brewed packaged and shipped!



Yield of Crème
Frooty Hopplez



MOB ★ CRAFT
CROWDSOURCED VOTE
February 2021
MANGO MALASADA IPA
VS
FUNKY FLING
LIMONATA LOVE
VS
SOUR SANGRIA
SUMMER IN PARADISE
VS
LAVE LEMON BLUES
TURTLE BOCK
VS
LOST IN THE BLACK FOREST

The Market Opportunity

Recent law changes allow us to now ship to: AK, CA, CO, CT, DC, FL, HI, IA, IL, IN, KY, MA, MO, NE, NY, OR, PA, TX, WA, and WY



We're opening more retail taprooms throughout the greater Midwest and beyond!


MOB CRAFT

Running a profitable brewery is difficult

Small breweries don't have economies of scale and in general they are very expensive to operate.

- Labor per volume output is low
- Raw materials purchasing power is low
- Professional services and administrative labor are high
- Retail rent is paid for manufacturing space
- Systems and procedures are built for small teams
- Capital equipment is not used to capacity
- Cost per content production is high
- Software and subscriptions are expensive
- Every new process has to be learned



We’re executing a plan to change that

We will expand retail locations, minimize inefficiencies, centralize expenses, grow DTC.

- Purchase/lease failed unique locations
- Replicate our retail systems in new locations
- Centralize purchasing
- Centralize core beer production and transfer products between plants
- Centralize administrative labor costs
- Expand direct to consumer shipping states



Market

Craft continues to grow even though overall beer is down. The percentage of drinking population that drinks craft continues to grow.



Percentage of Craft Beer Drinkers Among 21+ Pop'n
(Several times a year or more often)
35%
37%
38%
40%
43%
44%
2015
2016
2017
2018
2019
2020



U.S. BEER SALES VOLUME GROWTH 2019
BA BREWERS ASSOCIATION
OVERALL BEER
-1.6%
191,249,000 BBLS
3.6%
CRAFT
26,086,145 BBLS
1.8%
IMPORT BEER
36,271,786 BBLS
OVERALL BEER MARKET
$116.0 BILLION
CRAFT BEER MARKET
$29.3 BILLION
6% DOLLAR SALES GROWTH
CRAFT
13.6% SHARE
(26,086,145 BBLS)
IMPORT
19.0% SHARE
(36,271,786 BBLS)
OTHER DOMESTIC
67.4% SHARE
(128,890,657 BBLS)
SOURCE: BREWERS ASSOCIATION, BOULDER CO

Traction

Our Milwaukee location serves over 90,000 people annually. Our following is centered in Milwaukee, Northern IL, and Madison which would be our next expansion points. Since inception we have brewed ideas from across the United States with our next highest purchase density in NY, DC, CA, MA & CO.




Manitowoc
Oshkosh
Fond du Lac
Sheboygan
Waupun
Portage
Beaver Dam
West Bend
Fort Atkinson
Janesville
Elkhorn
Racine
Monroe
Kenosha
Beloit
Freeport
Dixon
DeKalb
Clinton
Plano
Gary
St. John
Ottawa

Business Model

- Build Individual retail locations replicating what has worked at our Milwaukee location.
- Bring our style, look, and feel to areas with demand.
- Determine locations through ecommerce purchase data.



- **2018-19 Average MKE Taproom P&L**
- Taproom Revenue ………..$1.1M
- COGS ……………………...$220K
- Expenses …………………$460K

Profit ……………………….$410K


TURNING IDEAS INTO BEER
MOBCRAFT
IPA
MKE WI
INDIA PALE ALE
BAT$H!T CRAZY
COFFEE BROWN
KÖLSCH-STYLE ALE
SOUR
VANILLA PORTER

Locations - Waterford

- 5000 sq ft former fire station
- On the Fox River
- Won RFP for a brewery restaurant
- Free Building
- Event and restaurant Focus





Locations - Denver

- 12,000 sq ft brewery restaurant
- 6000 sq ft patio
- Joint Venture with Established Taco Restaurant
- In THE Denver brewery hotspot River North


DEE TACKO













Locations - Woodstock IL

- 1880’s Sheriff's House on a massive town square
- 4000 sq ft space
- City funds buildout/ historic renovation
- Rents priced to “ Make Business Work”


La Petite

Revenue

- Steady YOY growth (Minus 2020)
- 2020 taproom pint sales down $500,000
- Strong pivots to e-commerce sales and virtual events made up $240,000 in revenue
- Total 2020 sales down $260,000 (14%) despite the pandemic
- Once retail traffic rebounds, we expect to return to pre-pandemic volumes as well as gain back whole keg business that fell 76% in 2020.
- 2021 Revenue shows a strong positive trend


YTD 2021 Total Sales
60000
40000
20000
0
1/1/2021
3/1/2021
5/1/2021
7/1/2021


Total Sales
2,000,000
1,500,000
1,000,000
500,000
-
2016
2017
2018
2019
2020

Wholesale Sales Over Time

Our market presence has continued to grow year over year (even throughout the pandemic). We have continued to form partnerships with wholesale partners and large chains including Festival Foods, Walmart, and Total Wine, which have guaranteed annual features and large quantity programming.


Total Sales by Wholesalers
$800,000.00
$600,000.00
$400,000.00
$200,000.00
$0.00
Total Sales by Wholesalers
2017
2018
2019
2020
year


Total sales by Wholesalers '17-'21
$150,000
$100,000
$50,000
$0
Dollar
Month

Why Us?

- Our innovative brews keep beer fans engaged with our brand.
- We brew what the people want through our crowdsourced business model creating direct emotional connections with consumers.
- Our production facility has excess capacity to brew more beer.
- We've built all needed systems to duplicate in different locations and earn more high margin revenue.
- We were agile and innovative quick to respond to market demands and create new revenue streams.


GIRLS PINT OUT
MOB CRAFT beer
Milwaukee, WI

Continuous Improvement

The beverage industry is ever evolving. As trends change we are ready to innovate and be on the forefront of new movements. Although beer was our start and is our continued focus innovation is always on our minds.



MOB CRAFT
INSPIRED BY SERIES
CANDY FOR BREAKFAST
SCOTTY G'S
E & ICE CREAM
Quadruple
BEER
RELEASE
Weekend
4/2 - 4/4
MOB CRAFT
BOSTON CREAM DREAM



Agave Fizz
PINEAPPLE
STRAWBERRY
LIME
VANILLA

Effervescent Agave Wine
Organic. Smooth. Enlightened.

GLUTEN FREE | NON GMO | USDA ORGANIC | NO SULFITES ADDED | 8% ABV

As a brewery that has produced over 300 different beers, rapid ideation is at our core. Agave Fizz is our latest creation it will be launching in Spring 2021.

Innovations During the Pandemic

Our team is innovative, and faced with the effects of the pandemic on our bottom line created some amazing new ideas in 2020.


BELIEVE IN BEER
FRUITED SOUR ALE
OAK BARREL AGED
MOB CRAFT
BLACK IS
BEAUTIFUL
IMPERIAL STOUT WITH
KOLA NUT, YAMS, VANILLA BEAN & COFFEE
6.5% ALC/VOL | 12 OZ
MKE

We gave back! Brewed Black is Beautiful and Believe in Beer donating **over $17,000** to local organizations. We also turned the taproom into a blood bank!


BATSHIT
CRAZY

$82,380 worth of virtual experiences sold. We pivoted our events business and took them virtual in 2020 with a strong focus on partnering with local and black-owned businesses for pairings.

$22,843 worth of Beer Buddies sold!


24 DAYS BEERS
2020
CRAFT BEER
Advent Calendar
24 DAYS OF CHEERS

$101,688 worth of Advent Calendars sold. With an active production schedule under way and excess inventory of draft beer we brewed, blended, and canned 24 different MobCraft beers for a holiday package (all during an aluminum shortage where we were cut off by our primary suppliers)

Team



Andrew Gierczak
Lab Nerd



Kayla Thomas
Dir of Operations



Henry Schwartz
CEO



Sarah Halstead
Dir of Finance / HR



Adam Thomas
Dir of Barrels



Ryan Doolan
Dir of Marketing



Samantha Mack
Graphic Designer



Marissa Salerno
Taproom Manager

Advisors



Tera Johnson



Julia Herz
www.herzmuses.com

Accolades

Great American Beer Festival Silver

Great American Beer Festival Gold

Festival Of Wood And barrel aged beers Gold

Top New Brewery of the Year

The 10 Coolest Places in America to Drink Craft Beer (#2)


BAT$H!T CRAZY
COFFEE BROWN ALE
LOW pHunk
SOUR ALE
SOUR
GOLDEN ALE
FOBAB

Competition

- Competitors are many in terms of number of craft breweries.
- We will seek out areas with gaps in brewery presence and high craft beer interest.
- We will continue to win customers based on available options, atmosphere, and direct emotional connection through our crowdsourced model.


9.99
9.99
LAZU RITE
THE COMMUTER
HOP ON
HAZE
DESCHUTES
DESCHUTES

The Ask

- Total Fundraise $2.25M
- Equity Share 28%
- Pre Money Valuation $6M


Summer 2021
Financing Round Launched
Summer 2021
Financing round closes.
Sites #1 and #2 are selected. Renovations/construction commence.
Website overhaul commences.
Milwaukee location tank and equipment expansion commences.
Fall 2021
Completion of Location #1.
Location #3 and #4 site selection.
Spring 2022
Completion of Location #2
Second Round Tank Expansion
Fall 2022
Completion of Location #3 and 4
Fall 2022
Sites 5-10 Selected
Final Round of tank and process equipment expansion
Spring 2023
Sites #5-7 Open
Summer 2023
Sites #7-10 Open

Uses of Funds

- $500,000 launch of our second location.
- $250K Milwaukee Brewery Process Improvements to increase output, website overhaul, high interest debt restructure.
- $500K Third location
- 500K Milwaukee Brewery Process Improvements Produce NA beer, Pasteurize, Centrifuge
- $500K Fourth location

Investor Perks

$250 Investment Level
Craft our next seasonal brand. + a shareholder enamel pin

$500 Investment Level (+ previous levels)
Custom MobCraft Shareholder Work Shirt or Sweatshirt

$1000 Investment Level (+ previous levels)
Mug Club Member for life.

$2500 Investment Level (+ previous levels)
Investor Gold Card. Enjoy 15% off your bill forever at all locations.

$5,000 Investment Level (+ previous levels)
Private party for 30 or beer dinner for 15 hosted at any location.

$10,000 Investment Level (+ previous levels)
All the clubs! All Locations. Permanent Mug Club member status at all locations, lifetime membership to our Sour Society, and future rare and barrel-aged clubs we come up with.

$25,000 Investment Level (+ previous levels)
One High Investment Level Ideas

$50,000 Investment Level (+ previous levels)
One Additional High Investment Level Ideas

$100,000 Investment Level (+ previous levels)
Three Additional High Investment Level Ideas

High Investment Level Ideas:
Charity beer. Custom Beer. Host a Big Event

INVEST IN MOBCRAFT

Own part of this brewery;
our success is your success.

BUY IN STARTS AT: $250


FEDERAL RESERVE NO
KK64716513 C
MOB CRAFT beer
INVEST

Learn about investing in our expansions at: MOBCRAFTBEER.COM/INVEST